SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                              COMMISSION FILE NUMBER: 000-28411


                           NOTIFICATION OF LATE FILING

(Check One):    [X]Form 10-K            [_]Form 11-K            [_]Form 20-F
                [_]Form 10-Q            [_]Form N-SAR

   For Period Ended:   December 31, 1999

  |_| Transition Report on Form 10-K      |_| Transition Report on Form 10-Q
  |_| Transition  Report on Form 20-F     |_|  Transition  Report on Form  N-SAR
  |_| Transition Report on Form 11-K

   For the Transition Period Ended:____________________________

   Read attached instruction before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant         MANHATTAN SCIENTIFICS, INC.

Former name if applicable

Address of principal executive office (Street and number)

                             641 Fifth Avenue, Suite 36F

City, state and zip code     New York, New York 10022


                                     PART II
                             RULES 12b-25(b) AND (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

   |_| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   |_| (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

   State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

   The Registrant filed a Form 10-SB on December 8, 1999 and amendments in response to SEC comments on December 27, 1999, February 9, 2000 and March 29, 2000. The Registrant's Annual Report on Form 10-K cannot be filed within the prescribed time as a result of the Registrant's attempt to make the disclosures, both accounting and otherwise, consistent and in compliance with the SEC's comments to the Registrant's Form 10-SB, as amended. Accordingly, the Registrant's Form 10-K could not be filed within the prescribed time and the Registrant seeks relief pursuant to Rule 12b-25(b) of the Securities Exchange Act of 1934.

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               Marvin Maslow         212             752-0505
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                  (Name)         (Area Code)    (Telephone Number)

   (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                               [X] Yes          [ ] No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [ ] Yes          [X] No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           MANHATTAN SCIENTIFICS, INC.
                 ----------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

   Date:        March 30, 2000          By: /s/Marvin Maslow
                                            ---------------------------------
                                            Marvin Maslow
                                            President, Chief Executive Officer,
                                            Chairman of the Board

   Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has not been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T.